U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purposes of providing the press release issued by the Company on August 10, 2005 and the information filed by the Company on System for Electronic Document Analysis and Retrieval (“SEDAR”) on August 11, 2005, copies of which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press release, issued by Cascades Inc. on August 10, 2005

99.2	Quarterly Report for the 3-month period ended June 30, 2005

99.3	Management’s Discussion and Analysis of Financial Position and Operating Results for the period ended June 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ ROBERT F. HALL
Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Corporate Secretary

Date:  August 11, 2005

Exhibit Index

Exhibit Number	Document

99.1	Press release, issued by Cascades Inc. on August 10, 2005

99.2	Quarterly Report for the 3-month period ended June 30, 2005

99.3	Management’s Discussion and Analysis of Financial Position and Operating Results for the period ended June 30, 2005